



# Paraíso Plant Studio LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 11.50%

**Target Raise Amount:** $250,000

**Offering End Date:** November 20, 2025

**Repayment Period:** 5 years (60 months)

**Minimum Raise Amount:** $10,000

## Company Details:

**Name:** Paraíso Plant Studio LLC

**Founded:** August 23, 2023

**Address:** 1780 4th St
　　　　　　Berkeley, CA 94710

**Industry:** Nursery and Garden Retailers

**Employees:** 8

**Website:** https://paraisoplant.studio/

## Use of Funds Allocation:

If the maximum raise is met:

$235,000 (94.00%) – of the proceeds will go towards working capital- expansion to new location, labor, and inventory
$15,000 (60.00%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 13,000 Followers





## Business Metrics:

|  | FY23 | FY24 | YTD 9/30/2025 |
|---|---|---|---|
| Total Assets | $117,270 | $160,044 | $142,606 |
| Cash & Cash Equivalents | $33,620 | $33,774 | $38,997 |
| Accounts Receivable | $0 | $0 | $0 |
| Short-term Debt | $96,295 | $201,915 | $287,529 |
| Long-term Debt | $108,896 | $87,236 | $59,498 |
| Revenue | $1,054,794 | $999,092 | $706,987 |
| Cost of Goods Sold | $456,719 | $392,165 | $229,037 |
| Taxes | $0 | $0 | $0 |
| Net Income | -$38,764 | $20,329 | -$11,909 |

## Recognition:

**Paraíso Plant Studio LLC (DBA Paraíso Plant Studio)** is a highly regarded houseplant nursery. Founder María Blum Sullivan began selling hand-crafted plant holders and terrariums at local markets and festivals in 2018. By 2019, she was able to open the first brick-and-mortar location, and the business has continued to grow since then.

## About:

**Paraíso Plant Studio LLC (DBA Paraíso Plant Studio)** is a people-centered house plant nursery and Berkeley's largest house plant destination. They strive to inspire hope and joy through their intentionally inclusive and education-based plant space.

For more information, contact our Customer Support Team at support@thesmbx.com

